UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Telefônica” or "Company"), in the manner and for the purposes of CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the market in general that its Board of Directors, in a meeting held on this date, approved the proposal to start the conversion process of the total of 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) preferred shares issued by the Company into common shares, nominative and with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share converted, pursuant to article 136, paragraph 1 of Law 6,404/76 (“Brazilian Corporate Law”) (“Conversion”).

In line with this proposal, the members of the Board of Directors authorized the Company's management to submit a request for prior consent to Anatel - Agência Nacional de Telecomunicações, in relation to the Conversion proposal.

Upon being approved by Anatel, the implementation of the Conversion process, as well as the proposal including the other conditions and guidelines regarding the Conversion, will be submitted to the Board of Directors of the Company, ad referendum of the Extraordinary Shareholders Meeting (“AGE”) and Special Shareholders Meeting of the holders of preferred shares of the Company (“AGESP”). The approval of the Conversion may give rise to the right of withdrawal to the holders of preferred shares issued by the Company, dissenting from the resolution to be taken at AGESP that eventually approves the Conversion, and additional information about such right and its exercise will be informed when the Board approve the execution of the Conversion and its other terms and conditions

The Company's management understands that the Conversion will provide the maximization of value generation to all its shareholders, given that it will confer the voting right and tag along as described in the Brazilian Corporate Law to all its shareholders, increasing its practices of Corporate Governance.

The Company also informs that it will keep its shareholders and the market duly informed about the progress and results of the Conversion proposal, pursuant to the Brazilian Corporation Law and the applicable Securities Commission regulation

São Paulo, March 09, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 9, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director